SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated August 8, 2019

Commission File Number 001-14846

            AngloGold Ashanti Limited
(Name of registrant)

76 Rahima Moosa Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
        South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes No X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No X

Enclosure: Press release ANGLOGOLD ASHANTI SHORT FORM ANNOUNCEMENT FOR THE SIX MONTHS ENDED 30 JUNE 2019

AngloGold Ashanti Limited
(Incorporated in the Republic of South Africa)
Reg. No. 1944/017354/06
ISIN. ZAE000043485 – JSE share code: ANG
CUSIP: 035128206 – NYSE share code: AU
JSE Bond Company Code - BIANG
(“AngloGold Ashanti” or “AGA” or the “Company”)

2019 Interim Results Short Form Announcement
for the six months ended 30 June 2019

Johannesburg, 8 August 2019 - AngloGold Ashanti is pleased to provide its financial and operational update for the six-month period ended 30 June 2019.

•	H1 2019 production of 1,554koz, supported by solid Q2 2019 performance trends at Geita, Iduapriem, Tropicana and Mponeng

•	All-in sustaining costs improved 2% year-on-year to $1,002/oz; Total cash costs improved 4% year-on-year to $792/oz

•	South Africa's H1 2019 AISC down 11% year-on-year; safety improvements from new shift arrangements

•	Free cash flow of $78m achieved in Q2 2019; H1 2019 free cash flow improved despite lower gold price received

•	Full-year guidance for key operating metrics maintained, with seasonally stronger H2 2019 expected

•	Q2 2019 AIFR best in Company’s history at 3.07 injuries/million hours worked, 27% improvement on Q1 2019

•	Capital projects at Obuasi and Tropicana's Boston Shaker on track to deliver key improvements to portfolio

•	Initiative to streamline portfolio continues with sales processes ongoing

•	Fitch inaugural credit rating of BBB-; two of three ratings now investment grade

		Six months	Six months	Year
		ended	ended	ended
		Jun	Jun	Dec
		2019	2018	2018

		US Dollar / Imperial
Operating review
Gold
Produced	- oz (000)	1,554	1,629	3,400
Sold	- oz (000)	1,577	1,651	3,412

Produced from retained operations	- oz (000)	1,554	1,578	3,349

Financial review
Gold income	- $m	1,789	1,922	3,805
Cost of sales	- $m	1,496	1,602	3,173
Total cash costs	- $m	1,146	1,281	2,505
Gross profit	- $m	337	410	772

Price received	- $/oz	1,299	1,310	1,261
All-in sustaining costs	- $/oz	1,002	1,020	976
All-in costs	- $/oz	1,118	1,109	1,068
Total cash costs	- $/oz	792	823	773

Profit attributable to equity shareholders	- $m	114	33	133
	- US cents/share	27	8	32
Headline earnings	- $m	120	99	220
	- US cents/share	29	24	53
Adjusted EBITDA	- $m	689	723	1,480
Net cash inflow from operating activities	- $m	343	321	857
Free cash inflow (outflow)	- $m	(31)	(51)	67
Total borrowings (including lease liabilities)	- $m	2,249	2,051	2,050
Adjusted net debt	- $m	1,739	1,786	1,659
Cash and cash equivalents	- $m	342	215	329
Capital expenditure	- $m	318	335	721

		$ represents US Dollar, unless otherwise stated.
		Rounding of figures may result in computational discrepancies.

Certain information presented in this results announcement constitutes pro forma financial information. This information is the responsibility of the Company’s board of directors and is presented for illustrative purposes only. Because of its nature the pro forma financial information may not fairly present the Company’s financial information, changes in equity and results of operations or cash flows. This information has not been reviewed or audited or otherwise reported on by Ernst & Young Inc.

AngloGold Ashanti achieved strong gains in second quarter production and cash flow, set new safety records and kept key projects on track. Full-year key operating and cost guidance remained on track, with an especially strong fourth-quarter anticipated.

Second quarter production increased 7% over the first quarter of 2019, rising to 801,000oz from 752,000oz. Free cash flow for the second quarter also increased to $78m, compared with an outflow of $109m in the first quarter of 2019. The average gold price received of $1,302/oz was only $5/ oz higher than in the first quarter of 2019. The price has subsequently averaged about $1,414/oz as of 4 August 2019.

“While we’ve seen a rally in the gold price, this will not diminish our focus on improving free cash flow and returns through active portfolio management and strict capital discipline,” Kelvin Dushnisky, Chief Executive Officer of AngloGold Ashanti, said “Tight cost management will continue to be a key driver for us.”

Production in the six months through 30 June 2019 was 1.554Moz at a total cash cost of $792/oz, compared to a production of 1.578Moz at a total cash cost of $807/oz in the first six months of last year (excluding Moab Khotsong and Kopanang). Production decreases from Sunrise Dam (lower grade) and Siguiri (lower grades and plant throughput), as well as a planned decrease in production from Cerro Vanguardia were partly offset by strong improvements from Kibali, Iduapriem, Geita and Tropicana.

AngloGold Ashanti is streamlining its portfolio to ensure greater management focus and to concentrate its capital on projects delivering the highest returns. The Company has received strong interest for its remaining South African assets. Separate sale processes are underway for its holdings in the Cerro Vanguardia mine in Argentina and the Sadiola mine in Mali.

Key projects remain on track and within budget. Obuasi remains a strategic priority for the management team and a key area of growth for our business with work continuing towards meeting a tight schedule of achieving its first gold pour at the end of this year.

The Company achieved four consecutive quarters and a total of 449 days without a fatality, a first in AngloGold Ashanti’s history.

All-in sustaining costs (AISC) for the first half of 2019 improved by 2% year-on-year to $1,002/oz while total cash costs declined by 4% year-on-year to $792/oz. This reflects a solid performance at Kibali with a higher contribution from the underground mine; improved grade-control at Iduapriem alongside better metallurgical recoveries at Tropicana; and a streamlined South Africa portfolio, which delivered a $139/oz or 11% improvement in AISC when compared to the same period last year.

Full-Year Guidance*

The 2019 guidance for key operating metrics, including production, costs and sustaining capital expenditure, is maintained at the previous levels reported. The growth capital metric has been revised downwards due to the timing of some of the Obuasi capital spend, however the overall Obuasi project budget remains intact.

Production between 3.25Moz to 3.45Moz.

Total cash costs between $730/oz and $780/oz.

AISC between $935/oz and $995/oz, assuming average exchange rates against the US Dollar of ZAR 14.00 (South African Rand), BRL 3.65 (Brazilian Real), AUD 0.75 (Australian Dollar) and AP 40.00 (Argentinian Peso), with the Brent crude oil price at $74/bl average for the year; and

Capital expenditure anticipated to be between $850m and $920m.

* Both production and cost estimates assume neither operational or labour interruptions, or power disruptions, nor any changes to asset portfolio and/or operating mines (and thus do not give effect to any of the contemplated divestitures in South Africa, Argentina and Mali) and have not been reviewed by our external auditors. Other unknown or unpredictable factors could also have material adverse effects on our future results and no assurance can be given that any expectations expressed by AngloGold Ashanti will prove to have been correct. Accordingly, actual results could differ from guidance and any deviation may be significant. Please refer to the Risk Factors section in AngloGold Ashanti’s annual report on Form 20-F for the year ended 31 December 2018, filed with the United States Securities and Exchange Commission (SEC).

This short form announcement (“this Announcement”) is the responsibility of the board of directors of the Company (the "Board"), who certify that, to the best of their knowledge and belief, there are no facts that have been omitted which would make the information false, misleading or inaccurate, and that all reasonable enquiries to ascertain such facts have been made.

The details contained in this Announcement are only a summary of the information in the full announcement and do not contain full details of the Company’s financial position or other relevant information about the business for the period under review. Any investment decisions by investors and/or shareholders should therefore be based on the full announcement published on SENS on 8 August 2019 and available on the company’s website at www.anglogoldashanti.com.

The full announcement is also available for inspection free of charge during business hours (excluding weekends and public holidays), from Monday, 12 August 2019, at the registered office of AngloGold Ashanti at 76 Rahima Moosa Street, Newtown, Johannesburg and at the offices of the Company’s JSE sponsor, The Standard Bank of South Africa Limited, 3rd Floor East Wing | 30 Baker Street, Rosebank 2196. In addition copies of the full announcement may be requested by emailing CompanySecretary@Anglogoldashanti.com or by phoning Fundisa Mgidi on +27 11 637 6763.

The JSE link is as follows:
https://senspdf.jse.co.za/documents/2019/jse/isse/anano/HYJun19.pdf

Johannesburg, South Africa

8 August 2019

JSE Sponsor: The Standard Bank of South Africa Limited

CONTACTS

Media

Chris Nthite +27 11 637 6388 / +27 83 301 2481
cnthite@anglogoldashanti.com

General inquiries
media@anglogoldashanti.com

Investors

Sabrina Brockman +1 646 880 4526 / +1 646 379 2555
sbrockman@anglogoldashanti.com

Fundisa Mgidi +27 11 637 6763 / +27 82 821 5322
fmgidi@anglogoldashanti.com

Certain statements contained in this document, other than statements of historical fact, including, without limitation, those concerning the economic outlook for the gold mining industry, expectations regarding gold prices, production, total cash costs, all-in sustaining costs, all-in costs, cost savings and other operating results, productivity improvements, growth prospects and outlook of AngloGold Ashanti’s operations, individually or in the aggregate, including the achievement of project milestones, commencement and completion of commercial operations of certain of AngloGold Ashanti’s exploration and production projects and the completion of acquisitions, dispositions or joint venture transactions, AngloGold Ashanti’s liquidity and capital resources and capital expenditures and the outcome and consequence of any potential or pending litigation or regulatory proceedings or environmental health and safety issues, are forward-looking statements regarding AngloGold Ashanti’s operations, economic performance and financial condition. These forward-looking statements or forecasts involve known and unknown risks, uncertainties and other factors that may cause AngloGold Ashanti’s actual results, performance or achievements to differ materially from the anticipated results, performance or achievements expressed or implied in these forward-looking statements. Although AngloGold Ashanti believes that the expectations reflected in such forward-looking statements and forecasts are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in economic, social and political and market conditions, the success of business and operating initiatives, changes in the regulatory environment and other government actions, including environmental approvals, fluctuations in gold prices and exchange rates, the outcome of pending or future litigation proceedings, and business and operational risk management. For a discussion of such risk factors, refer to AngloGold Ashanti’s annual report on Form 20-F for the year ended 31 December 2018, which has been filed with the United States Securities and Exchange Commission (SEC). These factors are not necessarily all of the important factors that could cause AngloGold Ashanti’s actual results to differ materially from those expressed in any forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on future results. Consequently, readers are cautioned not to place undue reliance on forward-looking statements. AngloGold Ashanti undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events, except to the extent required by applicable law. All subsequent written or oral forward-looking statements attributable to AngloGold Ashanti or any person acting on its behalf are qualified by the cautionary statements herein.
Non-GAAP financial measures
This communication may contain certain “Non-GAAP” financial measures. AngloGold Ashanti utilises certain Non-GAAP performance measures and ratios in managing its business. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, the reported operating results or cash flow from operations or any other measures of performance prepared in accordance with IFRS. In addition, the presentation of these measures may not be comparable to similarly titled measures other companies may use.
Website: www.anglogoldashanti.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited
Date: August 08, 2019

By:	/s/ M E SANZ PEREZ________

Name:	M E Sanz Perez

Title:	EVP: General Counsel, Compliance and Company Secretary